UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Middlefield Banc Corp.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

596304204

(CUSIP Number)

Hovde Capital Advisors LLC

1826 Jefferson Place, N.W.

Washington, D.C. 20036

Attn: Richard J. Perry, Jr., Esq.

(202) 822-8117

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 596304204

1)	Name of Reporting Person: Eric D. Hovde

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) PF

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 196,635

	8)	Shared Voting Power -0-

	9)	Sole Dispositive Power 196,635

	10)	Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 196,635

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares of Common Stock (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 9.99%

14)	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, no par value (the “Common Stock”) of Middlefield Banc Corp. (the “Company”).

The principal executive offices of the Company are located at 15985 East High Street, Middlefield, Ohio 44062-9263.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Eric D. Hovde, a natural person (the “Reporting Person”)

(b) The Reporting Person’s principal business address is 122 W. Washington Avenue, Madison, WI  53703.

(c) The Reporting Person’s principal occupation is Chief Executive Officer of Hovde Properties, LLC.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

As of April 30, 2011, the aggregate amount of funds used to purchase 196,635 common shares of the Company was $3,146,160.

The source of the funds used by the Reporting Person for the purchase of 196,635 common shares of the Company was the personal funds of the Reporting Person.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities of the Company described in Item 3 of this Statement for investment purposes.

On April 17, 2012, the Company and Bank Opportunity Fund LLC, a Delaware limited liability company, (“BOF”) entered into the Fifth Amendment (the “Fifth Amendment”) to that certain Stock Purchase Agreement dated August 15, 2011.  Under the terms of the Fifth Amendment, BOF’s agreement to purchase shares of the Common Stock, and the Company’s agreement to issue and sell shares of the Common Stock, was restructured to provide that such purchase shall occur in three tranches instead of a purchase of all of the shares at a single closing, which purchase tranches will incrementally increase BOF’s percentage ownership of the total outstanding shares of the Common Stock to: (i) 4.99% after the first closing (the “Initial Investment”), (ii) 9.99% after the second closing (the “Follow-On Investment”), and (iii) 24.99% after the third closing (the “Subsequent Investment”).  As permitted by the terms of the Fifth Amendment, BOF assigned its right to purchase the Common Stock in the Initial Investment and Follow-On Investment to the Reporting Person.

The Reporting Person completed the Initial Investment on April 17, 2012.  On April 30, 2011, the Reporting Person completed the Follow-On Investment, and thereby increased his ownership percentage of the outstanding Common Stock from 4.99% to 9.99%.

On or before July 31, 2012, BOF expects to consummate the Subsequent Investment, and at such time the Reporting Person and BOF will file any appropriate amendments to this Schedule 13D as required under the Securities and Exchange Act of 1934.

In connection with the Fifth Amendment, the Company and BOF also entered into an Amended and Restated Purchaser’s Rights and Voting Agreement on April 17, 2012.  Among other amendments, the Amended and Restated Purchaser’s Rights and Voting Agreement (i) changes the identity of BOF’s designated director nominee, (ii) clarifies that the transfer restriction applicable to Company’s existing officers and directors commences on April 17, 2012, and terminates one year after the closing of the Initial Investment, and (iii) requires the Company’s existing officers and directors to vote in favor of approving the Stock Purchase Agreement, as amended, and the transactions set forth therein when the proposals including such matters are submitted to the vote of the Company’s shareholders.

The Reporting Person intends to review his investment in the Company on a continuing basis. As described herein and otherwise, the Reporting Person reserves the right to purchase additional shares of Common Stock, either separately or together with other persons, to sell all or some of the shares of Common Stock beneficially owned by him or to otherwise trade in the shares of Common Stock, in open market or private transactions, provided that in his judgment such transactions present an attractive (long- or short-term) opportunity for profit.  The Reporting Person also reserves the right to acquire or dispose of derivatives or other instruments related to shares of Common Stock or other securities of the Company, provided that in his judgment such transactions are advisable.

Except as set forth herein, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to those enumerated in clauses (a)-(i) above.

The Reporting Person reserves the right to consider, either separately or together with other persons, plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a)-(j) above in the future depending upon then existing factors, including without limitation the market for the shares of Common Stock, the Company’s prospects at such time, alternative investment opportunities, general economic and money-market investment conditions and other factors deemed relevant from time to time.

Item 5.	Interest in Securities of the Issuer
(a) The Reporting Person beneficially owns an aggregate of 196,635 shares of Common Stock, representing 9.99% of the Company’s Common Stock based on 1,771,687 shares outstanding as reported in the Company’s most recently filed Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

(b) The Reporting Person has the sole power to vote and to dispose of 196,635 shares of Common Stock.

(c)  The following table sets forth all of the transactions in the Common Stock described in Item 5(a) above that were effected during the past sixty days by the Reporting Person, each of which occurred in a private placement between the Reporting Person and the Company and not through any open-market purchases:

Date of Transaction	No. of Shares	Price per Share (dollars)	Transaction Type
April 17, 2012	93,050	16.00	Purchase
April 30, 2012	103,585	16.00	Purchase

(d) Not Applicable (e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided in response to Item 3 and Item 4 above is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibits.

Stock Purchase Agreement with Bank Opportunity Fund LLC dated August 15, 2011*
First Amendment to the Stock Purchase Agreement with Bank Opportunity Fund LLC, dated as of September 29, 2011**
Second Amendment to the Stock Purchase Agreement with Bank Opportunity Fund LLC, dated as of October 20, 2011**
Third Amendment to the Stock Purchase Agreement with Bank Opportunity Fund LLC, dated as of November 28, 2011**
Fourth Amendment to the Stock Purchase Agreement with Bank Opportunity Fund LLC, dated as of December 21, 2011**
Fifth Amendment to the Stock Purchase Agreement with Bank Opportunity Fund LLC dated April 17, 2012***
Amended and Restated Purchaser’s Rights and Voting Agreement, dated April 17, 2012, among Bank Opportunity Fund LLC, Middlefield Banc Corp., and directors and officers of Middlefield Banc Corp.***

* Previously filed on the Current Report on Form 8-K filed by the Company with the SEC on August 18, 2011 and is incorporated by reference herein.

** Previously filed on Company’s Form 10-K Annual Report for the year ended December 31, 2011 and is incorporated by reference herein.

***Previously filed on the Current Report on Form 8-K filed by the Company with the SEC on April 23, 2012 and is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: May 10, 2012

/s/ Eric D. Hovde
Eric D. Hovde